[LETTERHEAD OF IDT SPECTRUM, INC.]




                                                     December 19, 2005

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

         Re:      IDT Spectrum, Inc.
                  Request to Withdraw Registration Statement on Form S-1 File No. 333-127906

Ladies and Gentlemen:

                  In accordance with Rule 477 under the Securities Act of 1933 (the "Securities Act"), IDT Spectrum, Inc. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

                  The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of the Registrant's Class B common stock, par value $0.01 per share (the "Common Stock"), as contemplated by the Registration Statement. The Registrant confirms that no shares of the Common Stock have been or will be issued or sold pursuant to the Registration Statement.

                  The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

                  If you have any questions with respect to this request, please call Lawrence G. Wee, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant at (212) 373-3052.

                                                     Sincerely,

                                                     IDT SPECTRUM, INC.

                                                     By: /s/ Joyce J. Mason
                                                         -----------------------
                                                         Name:  Joyce J. Mason
                                                         Title: Secretary



cc:   Lawrence G. Wee, Esq.
          Paul, Weiss, Rifkind, Wharton & Garrison LLP
      Mark S. Selinger, Esq.
          McDermott Will & Emery LLP